Exhibit 99.1

TSX/NYSE/PSE: MFC SEHK: 945	C$ unless otherwise stated

TORONTO, ON – February 14, 2024 – Manulife Financial Corporation (“Manulife” or the “Company”) reported its full year and fourth quarter results for the period ended December 31, 2023, during which we delivered double-digit growth in core EPS, and today declared a common share dividend increase of 9.6%.

Key highlights for full year 2023 and the fourth quarter (“4Q23”) include:

•

Net income attributed to shareholders of $5.1 billion in 2023, up $1.6 billion from 2022 transitional net income attributed to shareholders (“Transitional Net Income”)[1], and $1.7 billion in 4Q23, up $0.4 billion from Transitional Net Income in the fourth quarter of 2022 (“4Q22”)

•	Net income attributed to shareholders of $5.1 billion in 2023, up $7.0 billion from 2022, and $1.7 billion in 4Q23, up $0.7 billion from 4Q22

•	Core earnings[1] of $6.7 billion in 2023, up 13% on a constant exchange rate basis[2] from 2022. Core earnings of $1.8 billion in 4Q23, up 15% from 4Q22

•	Core EPS[3] of $3.47 in 2023, up 17%[2] from $2.90 in 2022. Core EPS of $0.92 in 4Q23, up 20% from $0.77 in 4Q22

•

EPS of $2.61 in 2023, up 47%[2] compared with transitional EPS[3] of $1.69 in 2022 and up $3.76 compared with EPS of -$1.15 in 2022. EPS of $0.86 in 4Q23, up 43% compared with transitional EPS of $0.60 in 4Q22 and up 97%[2] compared with EPS of $0.43 in 4Q22

•	Core ROE[3] of 15.9% in 2023 and 16.4% in 4Q23, and ROE of 11.9% in 2023 and 15.3% in 4Q23

•	LICAT ratio[4] of 137%

•	Remittances[5] of $5.5 billion in 2023 compared with $6.9 billion in 2022

•

Entered into an agreement with Global Atlantic to reinsure four in-force blocks of legacy and low ROE business, including $6 billion of long-term care (“LTC”) insurance contract net liabilities[6], representing the largest ever LTC reinsurance transaction. The transaction is expected to close by the end of February 2024[7]

•	Purchased for cancellation 3.4% of common shares outstanding, or more than 62 million common shares, for $1.6 billion in 2023

•	Declared a 9.6% increase in the dividend per common share today

“2023 was a milestone year for Manulife as we continued to execute on our transformation journey. We delivered strong business results of 17% and 13% growth year-over-year in core EPS and core earnings, respectively, as well as core ROE of 15.9% in 2023. We generated core earnings growth across all insurance segments, double-digit increases in all new business metrics[8], and $4.5 billion of net inflows[5] in Global WAM[9]. We also announced a milestone reinsurance transaction, including the largest ever LTC risk transfer.”

“Our strategy is grounded in making decisions easier and lives better for our customers and driving greater value for our shareholders. The dedication and passion of our team to deliver has helped us excel in uncertain market conditions and achieve positive momentum as we begin 2024.”

—Roy Gori, Manulife President & Chief Executive Officer

“This year marked a smooth transition to IFRS 17 where Manulife delivered growth in earnings, book value per common share, and LICAT ratio, while returning $1.6 billion to shareholders through our share buyback program. We generated $5.5 billion in remittances in 2023, and we announced a 9.6% increase in the common share dividend today. We enter 2024 well positioned to deliver business growth and cash generation to our shareholders.”

—Colin Simpson, Manulife Chief Financial Officer

1

Results at a Glance

	Quarterly Results			Full Year Results

($ millions, unless otherwise stated)	4Q23	4Q22	Change[2,5]	2023	2022	Change
Net Income attributed to shareholders /	$1,659	$915 /	81% /	$5,103	$(1,933) /	nm /
Transitional		$1,228	35%		$3,498	40%
Core Earnings	$1,773	$1,543	15%	$6,684	$5,801	13%
EPS / Transitional ($)	$0.86	$0.43 /	97% /	$2.61	$(1.15) /	nm /
		$0.60	43%		$1.69	47%
Core EPS ($)	$0.92	$0.77	20%	$3.47	$2.90	17%
ROE / Transitional[3]	15.3%	8.0% / 11.0%	7.3 pps / 4.3 pps	11.9%	(5.5)% / 8.2%	17.4 pps / 3.7 pps
Core ROE	16.4%	14.1%	2.3 pps	15.9%	14.0%	1.9 pps
Book value per common share ($)	$22.36	$21.56	4%	$22.36	$21.56	4%
Adjusted BV per common share ($)[3]	$32.19	$29.42	9%	$32.19	$29.42	9%
APE sales[5]	$1,550	$1,288	20%	$6,440	$5,653	12%
NBV[5]	$630	$524	20%	$2,324	$2,063	10%
New business CSM	$626	$442	41%	$2,167	$1,895	12%
Global WAM net flows ($ billions)	$(1.3)	$(8.4)	85%	$4.5	$3.2	28%
Results by Segment
	Quarterly Results			Full Year Results

($ millions, unless otherwise stated)	4Q23	4Q22	Change	2023	2022	Change
Asia (US$)
Net Income attributed to shareholders /	$452	$231 /	84% /	$995	$516 /	43% /
Transitional		363	22%		481	73%
Core Earnings	414	365	14%	1,518	1,392	11%
APE sales	731	658	11%	3,313	2,920	15%
NBV	306	292	5%	1,206	1,181	3%
New Business CSM	303	238	27%	1,148	1,006	16%
Canada
Net Income attributed to shareholders / Transitional	$365	$(73) / 120	nm / 204%	$1,191	$(503) / 1,198	nm / (1)%
Core Earnings	352	296	19%	1,487	1,387	7%
APE sales	363	252	44%	1,409	1,261	12%
NBV	139	87	60%	490	362	35%
New Business CSM	70	47	49%	224	199	13%
U.S. (US$)
Net Income attributed to shareholders / Transitional	$146	$(33) / (79)	nm / nm	$473	$(1,809) / 1,139	nm / (58)%
Core Earnings	349	301	16%	1,304	1,202	8%
APE sales	141	105	34%	416	461	(10)%
NBV	54	31	74%	153	126	21%
New Business CSM	105	52	102%	292	299	(2)%
Global WAM
Net Income attributed to shareholders	$365	$401	(9)%	$1,297	$1,121	15%
Core Earnings	353	274	29%	1,321	1,299	(1)%
Gross flows ($ billions)[5]	35.1	32.5	8%	143.4	136.9	2%
Average AUMA ($ billions)[5]	817	780	5%	813	790	0%
Core EBITDA margin[3]	25.7%	23.6%	210 bps	24.9%	27.2%	(230) bps

2

Strategic Highlights

We are executing on our strategy to reshape our portfolio and focus on high potential growth

We entered into an agreement with Global Atlantic to reinsure four in-force blocks of legacy and low ROE business, including $6 billion of LTC insurance contract net liabilities. This agreement represents the largest ever LTC reinsurance transaction and is a major milestone in our transformation journey to reshape our portfolio by reducing risk, improving ROE, strengthening capital, growing high return businesses and delivering value to shareholders.7

In Asia, we continued to enhance our mainland Chinese visitor (“MCV") capabilities to complement our prominent domestic franchise in Hong Kong with support from the launch of an expanded hospital network covering more than 3,000 hospitals in mainland China and the opening of our second prestige service centre in Hong Kong. Our continued investments in MCV capabilities have contributed to robust MCV APE sales in 2023, more than double that of our 2019 pre-pandemic levels.

In addition, we launched a unified onboarding platform in our global high net worth business in Bermuda10, Hong Kong and Singapore. The new platform makes new business application, underwriting and compliance processes simpler and faster, enabling more streamlined interactions and an overall enhanced experience for both our brokers and customers.

In Global WAM, we entered into an agreement to acquire multi-sector alternative credit manager CQS11, headquartered in London. The acquisition will give Manulife Investment Management and CQS clients enhanced access to our combined global investment solutions.

In Canada, we partnered with League, a leading healthcare technology provider, to offer our group benefits members more personalized and integrated digital healthcare experiences, enabling them to connect their benefits directly with healthcare options.

We are helping our customers live longer, healthier, and better lives

In the U.S., we enhanced our John Hancock Vitality Program by extending eligibility to access GRAIL’s Galleri® multi-cancer early detection test to additional members, expanding eligibility for preventative care and early detection behaviours through annual skin cancer screenings, and introducing a personalized way to incentivize members to be more physically active through a new Active Rewards feature.

In addition, we differentiated ourselves from other U.S. life insurance carriers by hosting the first longevity symposium in the industry that brought together 250 life insurance brokers, leadership from reinsurance companies, media, and local government officials to give them a first-hand look at the innovations and science shaping the future of longevity.

In Canada, we expanded our Personalized Medicine program to all group benefits extended healthcare plans, making this service available to more customers, while enabling them to learn about medications that best meet their needs and work with healthcare providers on customized treatment plans that can lead to better outcomes.

We continue to progress on our ambition to be the most digital, customer-centric company in our industry

In Global WAM, we continued to enhance and broaden our wealth planning and advice business in Canada Retail through strategic agreements with Fidelity Clearing Canada and Envestnet that will provide access to leading advisory technology and portfolio management platforms, which when combined will deliver an enhanced digital client experience and improved advisor productivity.

In Asia, we completed Phase 1 of the policy administration system modernization in mainland China, launching new business and underwriting modules on the new cloud-native solution, with the seamless data migration of more than three million customers. This enables scale and efficiency, and lays the foundation for improved customer, distributor and partner experience.

Furthermore, we optimized the customer registration experience across our customer websites in the U.S., resulting in a 26% increase in online registrations in 2023, contributing to a 19% improvement in unique website traffic. In Canada, we grew our annual Manulife mobile app downloads by 18%, supported by upgrades designed to enhance our customers’ digital experience and a successful communication campaign highlighting the ease and speed of online claims submissions.

3

Strong earnings12 growth supported by rising interest rates and improved insurance experience

Core earnings of $6.7 billion in 2023, up 13% from 2022, and $1.8 billion in 4Q23, up 15% from 4Q22

The increase from 2022 was driven by improved insurance experience, the net impact of rising interest rates, and business growth. These were partially offset by a higher expected credit loss (“ECL”) provision, higher performance-related costs and investments in technology. Insurance experience in our Property and Casualty (“P&C”) Reinsurance business improved significantly in 2023 due to updates to prior year hurricane provisions compared with charges in 2022.

In the fourth quarter, core earnings increased by double-digits year-over-year across all four operating segments.

●	In Asia, higher net insurance results reflected the net impact of updates to actuarial methods and assumptions, which along with the impact of higher interest rates and business growth, contributed to a 14% increase in 4Q23 core earnings.
●	4Q23 core earnings in Global WAM were up 29% as a result of higher average AUMA and fee spreads, benefitting from favourable market impacts.
●	In Canada, growth in short-term insurance, primarily Group Insurance, as well as a decline in the ECL provision led to a 19% growth in 4Q23 core earnings.
●	4Q23 core earnings in the U.S. increased 16%, in part due to the net impact of higher yields and improved insurance experience.
●	In Corporate and Other, core earnings decreased by $39 million as improved insurance experience in our P&C Reinsurance business was more than offset by higher performance-related costs and higher cost of debt financing.

Net Income attributed to shareholders rose to $5.1 billion in 2023, $1.6 billion higher than 2022 Transitional Net Income, and $1.7 billion in 4Q23, $0.4 billion higher than 4Q22 Transitional Net Income

The $1.6 billion increase compared with 2022 Transitional Net Income reflected growth in core earnings and a smaller net charge from market experience. The net charge from market experience in 2023 was primarily related to lower-than-expected returns on alternative long-duration assets (“ALDA”) and the net impact of interest rate movements. The $7.0 billion increase compared with 2022 net income attributed to shareholders was driven by the factors noted above and $5.4 billion of transitional impacts due to the application of IFRS 9 hedge accounting and ECL principles.

The $0.4 billion increase compared with 4Q22 Transitional Net Income was primarily driven by a smaller net charge from market experience, growth in core earnings and the impact of updates to actuarial methods and assumptions in 4Q23. In addition, 4Q22 included the impact of an increase in the Canadian corporate tax rate on our deferred tax assets. The net charge from market experience in 4Q23 was primarily related to lower-than-expected returns on ALDA, partially offset by higher-than-expected returns on public equity. The $0.7 billion increase compared with 4Q22 net income attributed to shareholders was driven by the factors noted above and $0.3 billion of transitional impacts due to the application of IFRS 9 hedge accounting and ECL principles.

Double-digit growth in new business results and $4.5 billion of net inflows in Global WAM

Our 2023 new business results were boosted by strong performance in Asia and Canada. Overall, our APE sales, NBV and new business CSM increased 12%, 10% and 12%, respectively, from 2022

●	In Asia, higher demand across various markets in the region after the lifting of all COVID-19 containment measures in early 2023 contributed to a 15%, 3% and 16% growth in APE sales, NBV and new business CSM, respectively. Hong Kong APE sales, NBV and new business CSM increased 58%, 20% and 49%, respectively, primarily driven by a return of demand from MCV customers.
●	In Canada, APE sales increased 12%, driven by a large affinity markets sale, higher sales in all group benefits markets, partially offset by lower segregated fund sales. Higher sales volumes and higher margins in Group Insurance and Annuities led to a 35% increase year-over-year in NBV. New business CSM also increased 13%.
●	In the U.S., APE sales and new business CSM were down 10% and 2%, respectively, due to the adverse impact of higher short-term interest rates on accumulation insurance products for most of 2023, particularly for our affluent customers. However, NBV increased 21%, driven by pricing actions, product mix and higher interest rates, which more than offset the impact of lower sales volumes.

4

Our 4Q23 new business results demonstrated momentum with year-over-year growth across all insurance segments, with increases of 20%, 20% and 41% in APE sales, NBV and new business CSM, respectively

●	Asia generated year-over-year growth of 11%, 5% and 27% in APE sales, NBV and new business CSM, respectively, primarily driven by strong growth in Hong Kong due to a return of demand from MCV customers as noted above.
●	In Canada, APE sales increased 44% from 4Q22, primarily due to higher large-case and mid-size sales in Group Insurance and higher fixed annuity sales, partially offset by lower travel sales. Combined with higher margins, this resulted in a 60% and 49% increase in NBV and new business CSM, respectively.
●	In the U.S., APE sales increased 34% compared with 4Q22, reflecting a rebound in demand from affluent customers. Combined with product mix and pricing actions, this led to a 74% and 102% increase in NBV and new business CSM, respectively.

Global WAM net inflows of $4.5 billion in 2023, $1.3 billion higher compared with net inflows of $3.2 billion in 2022

●	Growth in member contributions in Retirement were more than offset by large case pension plan redemptions by a U.S. sponsor in the second half of the year, resulting in increased net outflows of $4.0 billion in 2023, compared with $0.1 billion in the prior year.
●	Retail net outflows of $0.5 billion in 2023 improved from $1.6 billion in the prior year, driven by lower mutual fund redemption rates and the launch of our Global Semiconductors strategy in Japan. This was partially offset by lower demand as investors continued to favour short-term cash and money market instruments amid market volatility and higher interest rates.
●	Institutional Asset Management generated increased net inflows of $9.0 billion in 2023, compared with $4.9 billion in the prior year, driven by higher net inflows in alternative asset mandates, the impact of acquiring full ownership of Manulife Fund Management in China and new institutional product launches.

Global WAM net outflows of $1.3 billion in 4Q23, a $7.1 billion improvement compared with net outflows of $8.4 billion in 4Q22

●	Retirement net outflows of $2.5 billion improved from $4.6 billion in the prior year quarter, driven by lower pension plan redemptions in the U.S. and growth in new pension plan sales and member contributions.
●	Retail net outflows of $1.0 billion in 4Q23 improved from $4.7 billion in 4Q22, driven by lower mutual fund redemption rates.
●	Institutional Asset Management generated higher net inflows of $2.1 billion, compared with $0.9 billion in 4Q22, driven by higher sales of real estate, private equity and credit mandates.

CSM balance increased 21%2 with contribution from organic CSM movement of 5%5 and the impact from changes in actuarial methods and assumptions

CSM net of NCI13 was $20,440 million as at December 31, 2023

CSM net of NCI increased $3,157 million compared with December 31, 2022, representing growth of 21%. Organic CSM movement was an increase of $890 million or 5% in 2023, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings and a net reduction from insurance experience. Inorganic CSM movement was an increase of $2,434 million in 2023, primarily driven by the impact from changes in actuarial methods and assumptions, partially offset by changes in foreign currency exchange rates. In addition, NCI CSM increased $167 million compared with December 31, 2022. Post-tax CSM net of NCI1 was $17,748 million as at December 31, 2023.

4Q23 Update of Actuarial Methods and Assumptions

We updated our actuarial methods and assumptions which decreased the overall level of the risk adjustment for non-financial risk in the fourth quarter. This change moves the risk adjustment to approximately the middle of our existing 90-95% confidence level range. The risk adjustment would have exceeded the 95% confidence level in 4Q23 without making the change. This change led to a decrease in pre-tax fulfilment cash flows of $2,850 million, an increase in pre-tax net income attributed to shareholders of $144 million (an increase of $119 million post-tax), an increase in pre-tax net income attributed to participating policyholders of $115 million ($91 million post-tax), an increase in CSM of $2,638 million, and a decrease in pre-tax other comprehensive income of $47 million ($37 million post-tax).

5

[1]

Transitional Net Income, core earnings and post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) are non-GAAP financial measures. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” below and in our 2023 Management’s Discussion and Analysis (“2023 MD&A”).

[2]

Percentage growth / declines in core earnings, diluted core earnings per common share (“core EPS”), transitional diluted earnings per common share (“transitional EPS”), diluted earnings (loss) per share (“EPS”), net income attributed to shareholders, Transitional Net Income, new business contractual service margin net of NCI (“new business CSM”) and contractual service margin net of NCI (“CSM net of NCI”) are stated on a constant exchange rate basis and are non-GAAP ratios.

[3]

Core EPS, transitional EPS, core ROE, transitional return on equity (“transitional ROE”), adjusted book value per common share (“adjusted BV per common share”) and core EBITDA margin are non-GAAP ratios.

[4]

Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at December 31, 2023. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

[5]

For more information on remittances, net flows, APE sales, NBV, gross flows and average asset under management and administration (“average AUMA”), see “Non-GAAP and other financial measures” below. In this news release, percentage growth / declines in net flows, APE sales, NBV, gross flows, average AUMA and organic CSM are stated on a constant exchange rate basis.

[6]	Insurance and investment contract net liabilities amounts are as at September 30, 2023. IFRS 17 current estimate of present value of future cashflows + risk adjustment + contractual service margin.
[7]	See “Caution regarding forward-looking statements” below.
[8]	Annualized premium equivalent (“APE”) sales, new business value (“NBV”) and new business CSM.
[9]	Global Wealth and Asset Management (“Global WAM”).
[10]	Bermuda represents our International High Net Worth business.
[11]	The transaction is expected to close in the first half of 2024 subject to customary closing conditions and regulatory approvals.
[12]

See “Profitability” in section 1 “Manulife Financial Corporation” and section 8 “Fourth Quarter Financial Highlights” in our 2023 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.

[13]	Non-controlling interests (“NCI”).

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Earnings Results Conference Call

Manulife will host a conference call and live webcast on its fourth quarter and full year 2023 results on February 15, 2024, at 8:00 a.m. (ET). To access the conference call, dial 1-800-806-5484 or 1-416-340-2217 (Passcode: 7713937#). Please call in 15 minutes before the scheduled start time. You will be required to provide your name and organization to the operator. You may access the webcast at manulife.com/en/investors/results-and-reports.

The archived webcast will be available following the call at the same URL as above. A replay of the call will also be available until March 16, 2024, by dialing 1-800-408-3053 or 1-905-694-9451 (Passcode: 1481706#).

The Fourth Quarter 2023 Statistical Information Package is also available on the Manulife website at: www.manulife.com/en/investors/results-and-reports.

This earnings news release should be read in conjunction with the Company’s 2023 MD&A and Consolidated Financial Statements for the year and the quarter ended December 31, 2023, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which is available on our website at www.manulife.com/en/investors/results-and-reports. The Company’s 2023 MD&A and additional information relating to the Company is available on the SEDAR+ website at http://www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s (“SEC”) website at http://www.sec.gov.

Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.

Media Inquiries Cheryl Holmes (416) 557-0945 Cheryl_Holmes@manulife.com	Investor Relations Hung Ko (416) 806-9921 Hung_Ko@manulife.com

7

Earnings

The following table presents net income attributed to shareholders for 4Q23, 3Q23 and full year 2023 results as well as Transitional Net Income for 4Q22 and full year 2022 results, consisting of core earnings and details of the items excluded from core earnings:

	Quarterly Results			Full Year Results
($ millions)	4Q23	3Q23	4Q22	2023	2022
Core earnings
Asia	$564	$522	$496	$2,048	$1,812
Canada	352	408	296	1,487	1,387
U.S.	474	442	408	1,759	1,566
Global Wealth and Asset Management	353	361	274	1,321	1,299
Corporate and Other	30	10	69	69	(263)
Total core earnings	$1,773	$1,743	$1,543	$6,684	$5,801
Items excluded from core earnings:
Market experience gains (losses)	(133)	(1,022)	(655)	(1,790)	(2,585)
Change in actuarial methods and assumptions that flow directly through income	119	(14)	-	105	26
Restructuring charge	(36)	-	-	(36)	-
Reinsurance transactions, tax-related items and other	(64)	306	340	140	256
Net income attributed to shareholders / Transitional	$1,659	$1,013	$1,228	$5,103	$3,498

Non-GAAP and other financial measures

The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).

Non-GAAP financial measures include core earnings (loss); core earnings available to common shareholders; core earnings before income taxes, depreciation and amortization (“core EBITDA”); transitional net income (loss) attributed to shareholders (“Transitional Net Income”); common shareholders’ transitional net income; adjusted book value; post-tax contractual service margin; post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); and core revenue. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; and common shareholders’ net income.

Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); transitional diluted earnings per common share (“transitional EPS”); transitional return on equity (“transitional ROE”); adjusted book value per common share; core EBITDA margin; and percentage growth/decline on a constant exchange rate basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; diluted earnings per common share (“EPS”), CSM net of NCI, and new business CSM.

Other specified financial measures include remittances; NBV; APE sales; gross flows; net flows; average assets under management and administration (“average AUMA”); and percentage growth/decline in these foregoing specified financial measures. In addition, explanations of the components of the CSM movement, other than the new business CSM were provided in the 2023 MD&A.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 2023 MD&A, which is incorporated by reference.

IFRS 17 Transition

Manulife adopted IFRS 17 “Insurance Contracts” and IFRS 9 “Financial Instruments” effective for years beginning on January 1, 2023, to be applied retrospectively. Our quarterly and full year 2022 results have been restated in accordance with IFRS 17 and IFRS 9.

The 2022 comparative results in this news release may not be fully representative of our market risk profile, as the transition of our general fund portfolio for asset-liability matching purposes under IFRS 17 and IFRS 9 was not completed until early 2023. Consequently, year-over-year variations between our 2023 results compared to the 2022 results should be viewed in this context.

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In addition, our 2022 results are also not directly comparable to 2023 results because IFRS 9 hedge accounting and ECL principles are applied prospectively effective January 1, 2023. Accordingly, we have also presented comparative quarterly and full year 2022 results as if IFRS had allowed such principles to be implemented for 2022. Such results are denoted as being “transitional” throughout this news release and include the Transitional Net Income for 2022. For a complete list of transitional financial measures, please see section 1 “Implementation of IFRS 17 and IFRS 9” of the 2023 MD&A.

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

	2023

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$2,244	$1,609	$751	$1,497	$351	$6,452

Income tax (expenses) recoveries

Core earnings	(279)	(378)	(402)	(204)	99	(1,164)

Items excluded from core earnings	(161)	5	290	6	179	319

Income tax (expenses) recoveries	(440)	(373)	(112)	(198)	278	(845)

Net income (post-tax)	1,804	1,236	639	1,299	629	5,607

Less: Net income (post-tax) attributed to

Non-controlling interests (“NCI”)	141	-	-	2	1	144

Participating policyholders	315	45	-	-	-	360

Net income (loss) attributed to shareholders (post-tax)	1,348	1,191	639	1,297	628	5,103

Less: Items excluded from core earnings (post-tax)

Market experience gains (losses)	(553)	(341)	(1,196)	10	290	(1,790)

Changes in actuarial methods and assumptions that flow directly through income	(68)	41	132	-	-	105

Restructuring charge	-	-	-	(36)	-	(36)

Reinsurance transactions, tax related items and other	(79)	4	(56)	2	269	140

Core earnings (post-tax)	$2,048	$1,487	$1,759	$1,321	$69	$6,684

Income tax on core earnings (see above)	279	378	402	204	(99)	1,164

Core earnings (pre-tax)	$2,327	$1,865	$2,161	$1,525	$(30)	$7,848

Core earnings, CER basis and U.S. dollars

	2023

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$2,048	$1,487	$1,759	$1,321	$69	$6,684

CER adjustment(1)	(10)	-	15	7	2	14

Core earnings, CER basis (post-tax)	$2,038	$1,487	$1,774	$1,328	$71	$6,698

Income tax on core earnings, CER basis(2)	277	378	405	204	(99)	1,165

Core earnings, CER basis (pre-tax)	$2,315	$1,865	$2,179	$1,532	$(28)	$7,863

Core earnings (U.S. dollars) – Asia and U.S. segments

Core earnings (post-tax)(3), US $	$1,518		$1,304

CER adjustment US $(1)	(21)		-

Core earnings, CER basis (post-tax), US $	$1,497		$1,304

(1)	The impact of updating foreign exchange rates to that which was used in 4Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the four respective quarters that make up 2023 core earnings.

9

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

	2022

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$910	$(969)	$(3,011)	$1,291	$(1,359)	$(3,138)

Income tax (expenses) recoveries

Core earnings	(264)	(335)	(341)	(222)	116	(1,046)

Items excluded from core earnings	(54)	845	1,036	52	326	2,205

Income tax (expenses) recoveries	(318)	510	695	(170)	442	1,159

Net income (post-tax)	592	(459)	(2,316)	1,121	(917)	(1,979)

Less: Net income (post-tax) attributed to

Non-controlling interests	120	-	-	-	1	121

Participating policyholders	(211)	44	-	-	-	(167)

Net income (loss) attributed to shareholders (post-tax)	683	(503)	(2,316)	1,121	(918)	(1,933)

IFRS 9 transitional impacts (post-tax)	(36)	1,701	3,764	-	2	5,431

Transitional net income (loss) attributed to shareholders (post-tax)	647	1,198	1,448	1,121	(916)	3,498

Less: Items excluded from core earnings (post-tax)

Market experience gains (losses)	(1,141)	(196)	(93)	(260)	(895)	(2,585)

Changes in actuarial methods and assumptions that flow directly through income	(9)	47	(12)	-	-	26

Restructuring charge	-	-	-	-	-	-

Reinsurance transactions, tax related items and other	(15)	(40)	(13)	82	242	256

Core earnings (post-tax)	$1,812	$1,387	$1,566	$1,299	$(263)	$5,801

Income tax on core earnings (see above)	263	335	341	222	(116)	1,045

Core earnings (pre-tax)	$2,075	$1,722	$1,907	$1,521	$(379)	$6,846

Core earnings, CER basis and U.S. dollars

	2022

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$1,812	$1,387	$1,566	$1,299	$(263)	$5,801

CER adjustment(1)	30	-	69	40	(5)	134

Core earnings, CER basis (post-tax)	$1,842	$1,387	$1,635	$1,339	$(268)	$5,935

Income tax on core earnings, CER basis(2)	267	335	356	226	(116)	1,068

Core earnings, CER basis (pre-tax)	$2,109	$1,722	$1,991	$1,565	$(384)	$7,003

Core earnings (U.S. dollars) – Asia and U.S. segments

Core earnings (post-tax)(3), US $	$1,392		$1,202

CER adjustment US $(1)	(39)		-

Core earnings, CER basis (post-tax), US $	$1,353		$1,202

(1)	The impact of updating foreign exchange rates to that which was used in 4Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the four respective quarters that make up 2022 core earnings.

10

Reconciliation of core earnings to net income attributed to shareholders

	4Q23

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$847	$498	$244	$424	$110	$2,123

Income tax (expenses) recoveries

Core earnings	(76)	(87)	(113)	(55)	37	(294)

Items excluded from core earnings	(33)	(29)	67	(3)	(30)	(28)

Income tax (expenses) recoveries	(109)	(116)	(46)	(58)	7	(322)

Net income (post-tax)	738	382	198	366	117	1,801

Less: Net income (post-tax) attributed to

Non-controlling interests (“NCI”)	37	-	-	1	1	39

Participating policyholders	86	17	-	-	-	103

Net income (loss) attributed to shareholders (post-tax)	615	365	198	365	116	1,659

Less: Items excluded from core earnings (post-tax)

Market experience gains (losses)	-	9	(279)	51	86	(133)

Changes in actuarial methods and assumptions that flow directly through income	89	4	26	-	-	119

Restructuring charge	-	-	-	(36)	-	(36)

Reinsurance transactions, tax related items and other	(38)	-	(23)	(3)	-	(64)

Core earnings (post-tax)	$564	$352	$474	$353	$30	$1,773

Income tax on core earnings (see above)	76	87	113	55	(37)	294

Core earnings (pre-tax)	$640	$439	$587	$408	$(7)	$2,067

Core earnings, CER basis and U.S. dollars

	4Q23

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$564	$352	$474	$353	$30	$1,773

CER adjustment(1)	-	-	-	-	-	-

Core earnings, CER basis (post-tax)	$564	$352	$474	$353	$30	$1,773

Income tax on core earnings, CER basis(2)	76	87	113	55	(37)	294

Core earnings, CER basis (pre-tax)	$640	$439	$587	$408	$(7)	$2,067

Core earnings (U.S. dollars) – Asia and U.S. segments

Core earnings (post-tax)(3), US $	$414		$349

CER adjustment US $(1)	-		-

Core earnings, CER basis (post-tax), US $	$414		$349

(1)	The impact of updating foreign exchange rates to that which was used in 4Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 4Q23.

11

Reconciliation of core earnings to net income attributed to shareholders

	3Q23

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$439	$376	$68	$366	$(75)	$1,174

Income tax (expenses) recoveries

Core earnings	(62)	(109)	(93)	(59)	30	(293)

Items excluded from core earnings	(73)	15	97	11	294	344

Income tax (expenses) recoveries	(135)	(94)	4	(48)	324	51

Net income (post-tax)	304	282	72	318	249	1,225

Less: Net income (post-tax) attributed to

Non-controlling interests (“NCI”)	25	-	-	-	-	25

Participating policyholders	195	(8)	-	-	-	187

Net income (loss) attributed to shareholders (post-tax)	84	290	72	318	249	1,013

Less: Items excluded from core earnings (post-tax)

Market experience gains (losses)	(286)	(159)	(476)	(43)	(58)	(1,022)

Changes in actuarial methods and assumptions that flow directly through income	(157)	37	106	-	-	(14)

Restructuring charge	-	-	-	-	-	-

Reinsurance transactions, tax related items and other	5	4	-	-	297	306

Core earnings (post-tax)	$522	$408	$442	$361	$10	$1,743

Income tax on core earnings (see above)	62	109	93	59	(30)	293

Core earnings (pre-tax)	$584	$517	$535	$420	$(20)	$2,036

Core earnings, CER basis and U.S. dollars

	3Q23

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$522	$408	$442	$361	$10	$1,743

CER adjustment(1)	5	-	6	4	-	15

Core earnings, CER basis (post-tax)	$527	$408	$448	$365	$10	$1,758

Income tax on core earnings, CER basis(2)	62	109	95	59	(30)	295

Core earnings, CER basis (pre-tax)	$589	$517	$543	$424	$(20)	$2,053

Core earnings (U.S. dollars) – Asia and U.S. segments

Core earnings (post-tax)(3), US $	$390		$329

CER adjustment US $(1)	(3)		-

Core earnings, CER basis (post-tax), US $	$387		$329

(1)	The impact of updating foreign exchange rates to that which was used in 4Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 3Q23.

12

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

	4Q22

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$403	$(37)	$(68)	$461	$(62)	$697

Income tax (expenses) recoveries

Core earnings	(82)	(81)	(96)	(47)	71	(235)

Items excluded from core earnings	(21)	67	120	(13)	308	461

Income tax (expenses) recoveries	(103)	(14)	24	(60)	379	226

Net income (post-tax)	300	(51)	(44)	401	317	923

Less: Net income (post-tax) attributed to

Non-controlling interests	32	-	-	-	1	33

Participating policyholders	(47)	22	-	-	-	(25)

Net income (loss) attributed to shareholders (post-tax)	315	(73)	(44)	401	316	915

IFRS 9 transitional impacts (post-tax)	178	193	(62)	-	4	313

Transitional net income (loss) attributed to shareholders (post-tax)	493	120	(106)	401	320	1,228

Less: Items excluded from core earnings (post-tax)

Market experience gains (losses)	12	(136)	(514)	45	(62)	(655)

Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-

Restructuring charge	-	-	-	-	-	-

Reinsurance transactions, tax related items and other	(15)	(40)	-	82	313	340

Core earnings (post-tax)	$496	$296	$408	$274	$69	$1,543

Income tax on core earnings (see above)	82	81	96	47	(71)	235

Core earnings (pre-tax)	$578	$377	$504	$321	$(2)	$1,778

Core earnings, CER basis and U.S. dollars

	4Q22

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$496	$296	$408	$274	$69	$1,543

CER adjustment(1)	(1)	-	1	-	-	-

Core earnings, CER basis (post-tax)	$495	$296	$409	$274	$69	$1,543

Income tax on core earnings, CER basis(2)	81	82	95	48	(71)	235

Core earnings, CER basis (pre-tax)	$576	$378	$504	$322	$(2)	$1,778

Core earnings (U.S. dollars) – Asia and U.S. segments

Core earnings (post-tax)(3), US $	$365		$301

CER adjustment US $(1)	(1)		-

Core earnings, CER basis (post-tax), US $	$364		$301

(1)	The impact of updating foreign exchange rates to that which was used in 4Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 4Q22.

13

Core earnings available to common shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results

	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022

Core earnings	$1,773	$1,743	$1,637	$1,531	$1,543	$6,684	$5,801

Less: Preferred share dividends	(99)	(54)	(98)	(52)	(97)	(303)	(260)

Core earnings available to common shareholders	1,674	1,689	1,539	1,479	1,446	6,381	5,541

CER adjustment(1)	-	15	5	(6)	-	14	134

Core earnings available to common shareholders, CER basis	$1,674	$1,704	$1,544	$1,473	$1,446	$6,395	$5,675

(1)	The impact of updating foreign exchange rates to that which was used in 4Q23.

Core ROE

($ millions, unless otherwise stated)

	Quarterly Results					Full Year Results

	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022

Core earnings available to common shareholders (post-tax)	$1,674	$1,689	$1,539	$1,479	$1,446	$6,381	$5,541

Annualized core earnings available to common shareholders	$6,641	$6,701	$6,173	$5,998	$5,737	$6,381	$5,541

Average common shareholders’ equity (see below)	$40,563	$39,897	$39,881	$40,465	$40,667	$40,201	$39,726

Core ROE (annualized %)	16.4%	16.8%	15.5%	14.8%	14.1%	15.9%	14.0%

Average common shareholders’ equity

Total shareholders’ and other equity	$47,039	$47,407	$45,707	$47,375	$46,876	$47,039	$46,876

Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660

Common shareholders’ equity	$40,379	$40,747	$39,047	$40,715	$40,216	$40,379	$40,216

Average common shareholders’ equity	$40,563	$39,897	$39,881	$40,465	$40,667	$40,201	$39,726

Transitional ROE

($ millions, unless otherwise stated)

	Quarterly Results				Full Year Results

	4Q22	3Q22	2Q22	1Q22	2022

Total transitional net income (loss) attributed to shareholders	$1,228	$777	$168	$1,325	$3,498

Preferred share dividends and other equity distributions	(97)	(51)	(60)	(52)	(260)

Common shareholders transitional net income (loss)	$1,131	$726	$108	$1,273	$3,238

Annualized common shareholders transitional net income (loss)	$4,487	$2,876	$437	$5,163	$3,238

Average common shareholders’ equity	$40,667	$40,260	$39,095	$38,881	$39,726

Transitional ROE (annualized) (%)	11.0%	7.1%	1.1%	13.3%	8.2%

14

CSM and post-tax CSM information

($ millions and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Dec 31, 2023	Sept 30, 2023	June 30, 2023	Mar 31, 2023	Dec 31, 2022

CSM	$21,301	$18,149	$18,103	$18,200	$17,977

Less: CSM for NCI	(861)	(780)	(680)	(733)	(694)

CSM, net of NCI	$20,440	$17,369	$17,423	$17,467	$17,283

CER adjustment(1)	380	116	324	(171)	(138)

CSM, net of NCI, CER basis	$20,820	$17,485	$17,747	$17,296	$17,145

Post-tax CSM

CSM	$21,301	$18,149	$18,103	$18,200	$17,977

Marginal tax rate on CSM	(2,798)	(2,474)	(2,645)	(2,724)	(2,726)

Post-tax CSM	$18,503	$15,675	$15,458	$15,476	$15,251

CSM, net of NCI	$20,440	$17,369	$17,423	$17,467	$17,283

Marginal tax rate on CSM net of NCI	(2,692)	(2,377)	(2,546)	(2,617)	(2,624)

Post-tax CSM net of NCI	$17,748	$14,992	$14,877	$14,850	$14,659

(1)	The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 4Q23.

Adjusted book value

As at ($ millions)	Dec 31, 2023	Sept 30, 2023	June 30, 2023	Mar 31, 2023	Dec 31, 2022

Common shareholders’ equity	$40,379	$40,747	$39,047	$40,715	$40,216

Post-tax CSM, net of NCI	17,748	14,992	14,877	14,850	14,659

Adjusted book value	$58,127	$55,739	$53,924	$55,565	$54,875

15

New Business CSM detail, CER Basis

($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results

	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
New business CSM, net of NCI
Hong Kong	$199	$167	$191	$119	$110	$676	$437
Japan	42	29	19	36	28	126	140
Asia Other	173	206	222	146	186	747	732
International High Net Worth						231	197
Mainland China						138	12
Singapore						244	189
Vietnam						87	305
Other Emerging Markets						47	29
Asia	414	402	432	301	324	1,549	1,309
Canada	70	51	57	46	47	224	199
U.S.	142	54	103	95	71	394	387
Total new business CSM net of NCI	626	507	592	442	442	2,167	1,895
Asia NCI	39	46	38	19	-	142	20
Total impact of new insurance business in CSM	$665	$553	$630	$461	$442	$2,309	$1,915
New business CSM, net of NCI, CER adjustment(1),(2)
Hong Kong	$-	$3	$3	$1	$-	$7	$20
Japan	-	(1)	(1)	(3)	(1)	(5)	(10)
Asia Other	-	5	(1)	(3)	2	1	22
International High Net Worth						3	7
Mainland China						-	-
Singapore						2	13
Vietnam						(2)	3
Other Emerging Markets						(2)	(1)
Asia	-	7	1	(5)	1	3	32
Canada	-	-	-	-	-	-	-
U.S.	-	1	1	1	-	3	20
Total new business CSM net of NCI	-	8	2	(4)	1	6	52
Asia NCI	-	-	-	(1)	(1)	(1)	(1)
Total impact of new insurance business in CSM	$-	$8	$2	$(5)	$-	$5	$51
New business CSM net of NCI, CER basis
Hong Kong	$199	$170	$194	$120	$110	$683	$457
Japan	42	28	18	33	27	121	130
Asia Other	173	211	221	143	188	748	754
International High Net Worth						234	204
Mainland China						138	12
Singapore						246	202
Vietnam						85	308
Other Emerging Markets						45	28
Asia	414	409	433	296	325	1,552	1,341
Canada	70	51	57	46	47	224	199
U.S.	142	55	104	96	71	397	407
Total new business CSM net of NCI, CER basis	626	515	594	438	443	2,173	1,947
Asia NCI, CER basis	39	46	38	18	(1)	141	19
Total impact of new insurance business in CSM, CER basis	$665	$561	$632	$456	$442	$2,314	$1,966

(1)	The impact of updating foreign exchange rates to that which was used in 4Q23.
(2)

New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

16

Reconciliation of Global WAM core earnings to core EBITDA

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results

	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
Global WAM core earnings (post-tax)	$353	$361	$320	$287	$274	$1,321	$1,299
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	55	59	45	45	47	204	222

Amortization of deferred acquisition costs and other depreciation	45	41	40	40	43	166	154

Amortization of deferred sales commissions	21	19	19	21	25	80	98

Core EBITDA	$474	$480	$424	$393	$389	$1,771	$1,773

CER adjustment(1)	-	4	3	1	1	8	51

Core EBITDA, CER basis	$474	$484	$427	$394	$390	$1,779	$1,824

(1)	The impact of updating foreign exchange rates to that which was used in 4Q23.

Core EBITDA margin and core revenue

	Quarterly Results					Full Year Results

($ millions, unless otherwise stated)	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022

Core EBITDA margin

Core EBITDA	$474	$480	$424	$393	$389	$1,771	$1,773

Core revenue	$1,842	$1,783	$1,722	$1,756	$1,646	$7,103	$6,516

Core EBITDA margin	25.7%	26.9%	24.6%	22.4%	23.6%	24.9%	27.2%

Global WAM core revenue

Other revenue per financial statements	$1,719	$1,645	$1,691	$1,691	$1,671	$6,746	$6,186

Less: Other revenue in segments other than Global WAM	31	(64)	44	26	26	37	(205)

Other revenue in Global WAM (fee income)	$1,688	$1,709	$1,647	$1,665	$1,645	$6,709	$6,391

Investment income per financial statements	$4,497	$4,028	$4,135	$3,520	$4,271	$16,180	$15,204

Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	2,674	(2,430)	950	1,944	(2,453)	3,138	(13,646)

Total investment income	7,171	1,598	5,085	5,464	1,818	19,318	1,558

Less: Investment income in segments other than Global WAM	6,941	1,578	5,010	5,357	1,672	18,886	1,659

Investment income in Global WAM	$230	$20	$75	$107	$146	$432	$(101)

Total other revenue and investment income in Global WAM	$1,918	$1,729	$1,722	$1,772	$1,791	$7,141	$6,290

Less: Total revenue reported in items excluded from core earnings

Market experience gains (losses)	63	(54)	7	12	55	28	(316)

Revenue related to integration and acquisitions	13	-	(7)	4	90	10	90

Global WAM core revenue	$1,842	$1,783	$1,722	$1,756	$1,646	$7,103	$6,516

17

Net income financial measures on a CER basis

($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results

	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022

Net income (loss) attributed to shareholders:

Asia	$615	$84	$130	$519	$315	$1,348	$683

Canada	365	290	227	309	(73)	1,191	(503)

U.S.	198	72	183	186	(44)	639	(2,316)

Global WAM	365	318	317	297	401	1,297	1,121

Corporate and Other	116	249	168	95	316	628	(918)

Total net income (loss) attributed to shareholders	1,659	1,013	1,025	1,406	915	5,103	(1,933)

Preferred share dividends and other equity distributions	(99)	(54)	(98)	(52)	(97)	(303)	(260)

Common shareholders’ net income (loss)	$1,560	$959	$927	$1,354	$818	$4,800	$(2,193)

CER adjustment(1)

Asia	$-	$2	$13	$1	$19	$16	$274

Canada	-	1	1	(2)	(2)	-	78

U.S.	-	-	11	1	(2)	12	(160)

Global WAM	-	4	4	-	(1)	8	16

Corporate and Other	-	(7)	(9)	(1)	(11)	(17)	(86)

Total net income (loss) attributed to shareholders	-	-	20	(1)	3	19	122

Preferred share dividends and other equity distributions	-	-	-	-	-	-	-

Common shareholders’ net income (loss)	$-	$-	$20	$(1)	$3	$19	$122

Net income (loss) attributed to shareholders, CER basis

Asia	$615	$86	$143	$520	$334	$1,364	$957

Canada	365	291	228	307	(75)	1,191	(425)

U.S.	198	72	194	187	(46)	651	(2,476)

Global WAM	365	322	321	297	400	1,305	1,137

Corporate and Other	116	242	159	94	305	611	(1,004)

Total net income (loss) attributed to shareholders, CER basis	1,659	1,013	1,045	1,405	918	5,122	(1,811)

Preferred share dividends and other equity distributions, CER basis	(99)	(54)	(98)	(52)	(97)	(303)	(260)

Common shareholders’ net income (loss), CER basis	$1,560	$959	$947	$1,353	$821	$4,819	$(2,071)

Asia net income attributed to shareholders, U.S. dollars

Asia net income (loss) attributed to shareholders, US $(2)	$452	$63	$96	$384	$231	$995	$516

CER adjustment, US $(1)	-	-	9	(2)	14	7	186

Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$452	$63	$105	$382	$245	$1,002	$702

(1)	The impact of updating foreign exchange rates to that which was used in 4Q23.
(2)	Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.

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Transitional net income financial measures on a CER basis

($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results				Full Year Results

	4Q22	3Q22	2Q22	1Q22	2022

Transitional net income (loss) attributed to shareholders:

Asia	$493	$176	$(227)	$205	$647

Canada	120	481	271	326	1,198

U.S.	(106)	314	355	885	1,448

Global WAM	401	287	150	283	1,121

Corporate and Other	320	(481)	(381)	(374)	(916)

Total transitional net income (loss) attributed to shareholders	1,228	777	168	1,325	3,498

Preferred share dividends and other equity distributions	(97)	(51)	(60)	(52)	(260)

Common shareholders’ transitional net income (loss)	$1,131	$726	$108	$1,273	$3,238

CER adjustment(1)

Asia	$14	$32	$34	$62	$142

Canada	(3)	13	7	12	29

U.S.	(2)	16	(4)	58	68

Global WAM	(1)	8	2	8	17

Corporate and Other	(10)	(23)	(22)	(31)	(86)

Total CER adjustment - transitional net income attributed to shareholders	(2)	46	17	109	170

Preferred share dividends and other equity distributions	-	-	-	-	-

Common shareholders’ transitional net income (loss)	$(2)	$46	$17	$109	$170

Transitional net income (loss) attributed to shareholders, CER basis

Asia	$507	$208	$(193)	$267	$789

Canada	117	494	278	338	1,227

U.S.	(108)	330	351	943	1,516

Global WAM	400	295	152	291	1,138

Corporate and Other	310	(504)	(403)	(405)	(1,002)

Total transitional net income (loss) attributed to shareholders, CER basis	1,226	823	185	1,434	3,668

Preferred share dividends and other equity distributions, CER basis	(97)	(51)	(60)	(52)	(260)

Common shareholders’ net income (loss), CER basis	$1,129	$772	$125	$1,382	$3,408

Asia transitional net income attributed to shareholders, U.S. dollars

Asia transitional net income (loss) attributed to shareholders, US $(2)	$363	$134	$(177)	$161	$481

CER adjustment, US $(1)	9	19	35	35	98

Asia transitional net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$372	$153	$(142)	$196	$579

(1)	The impact of updating foreign exchange rates to that which was used in 4Q23.
(2)	Asia transitional net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS:

From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to the closing of the reinsurance transaction in respect of certain legacy blocks, the closing of the acquisition of CQS, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; our inability to withdraw cash from subsidiaries; and the timing to close the reinsurance transactions and CQS transaction described in this document.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our 2023 Management’s Discussion and Analysis under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” and in the “Risk Management” note to the Consolidated Financial Statements for the year ended December 31, 2023, as well as elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

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